VF 3/6/03

\*\* A+ 3/3/2003

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response......12.00 | |

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III



03011166

| SEC FILE NUMBER |
|---|
| 8052591 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__
          MM/DD/YY           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 KBD Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 1311 Mamaroneck Avenue, Suite 130A
               (No. and Street)


PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

| __White Plains__ | __New York__ | 10605 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Patrick Marron                (914) 632-8400
                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report\*

 Alperin, Nebbia & Associates, CPA, PA
        (Name – if individual, state last, first, middle name)

| __30 Two Bridges Road, Suite 240__ | __Fairfield__ | NJ | 07004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
FEB 27 2003

| FOR OFFICIAL USE ONLY |
|---|
|  |

\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

MAR 1 2 2003

SEC 1410 (06-02)

MAR 1 2 2003

## AFFIRMATION

I, Leonid Polyakov, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2002 and supplemental schedules pertaining to KBD Securities, LLC, as of December 31, 2002 are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_Leonid Polyakov_ 1/23/03
Signature                    Date

_CFO_
Title

Subscribed and Sworn to before me
on this _23rd_ day of _January_, 2003.

_[signature]_
Notary Public

Jay Kessler
Qualified Saratoga County, NY
Reg. No. 02KE6036917
Expires 3/15/06.

**KBD SECURITIES, LLC**
**(S.E.C. NO. 8-052591)**

**STATEMENT OF FINANCIAL CONDITION**
**FOR THE YEAR ENDED DECEMBER 31, 2002**
**AND**
**INDEPENDENT AUDITOR'S REPORT**
**AND**
**SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE**

*******

**KBD SECURITIES, LLC**

**TABLE OF CONTENTS**



30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

# INDEPENDENT AUDITOR'S REPORT

To the Members of
KBD Securities, LLC

We have audited the accompanying statement of financial condition of KBD Securities, LLC as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KBD Securities, LLC at December 31, 2002 in conformity with generally accepted accounting principles of the United States of America.

*Alperin, Nebbia*
*& Associates, CPA, PA*

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Fairfield, NJ
February 24, 2003

**KBD SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2002**

## ASSETS

| | | |
|---|---|---:|
| **Current Assets:** | | |
| Cash and cash equivalents | $ | 137,748 |
| Due from broker | | 164,105 |
| Due from affiliate | | 21,210 |
| Prepaid expenses | | 2,882 |
| Total current assets | | 325,945 |
| **Property & Equipment, net** | | 40,681 |
| Total Assets | $ | 366,626 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---:|
| **Liabilities:** | | |
| Accrued expenses | $ | 2,000 |
| Due to broker | | 4,600 |
| Due to affiliate | | 20,000 |
| Total current liabilities | | 26,600 |
| **Commitments and Contingencies** | | |
| **Members' Equity** | | 340,026 |
| Total Liabilities and Members' Equity | $ | 366,626 |

**KBD SECURITIES, LLC**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2002**

## Note A – Organization and Significant Accounting Policies

### Nature of Business

KBD Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. On March 23, 2000 the Company was organized under the laws of the State of New York. The Company's registration with the U.S. Securities and Exchange Commission was effective on May 24, 2000. The Company acts as a fully disclosed broker-dealer for an affiliate, Kinetics Asset Management, Inc. ("KAM"). KAM is the investment advisor for the mutual fund family, Kinetics Mutual Funds, Inc. The Company commenced operations on October 26, 2000.

The Company clears its transactions on a fully disclosed basis through Spear, Leeds & Kellogg ("Clearing Broker"). As such, it is exempt from U.S. Securities and Exchange Commission Rule 15c3-3. The Company has indemnified its clearing broker for any losses it may sustain from transactions executed on behalf of the Company or its customers.

### Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

### Revenue Recognition

Securities transactions and related expenses are recorded on a trade date basis. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

### Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments in money market funds.

## Note B – Property and Equipment

Property and equipment are presented at cost and are comprised of the following components:

|  | Useful Life |  |
|---|---|---|
| Telephone equipment | 5 years | $ 30,052 |
| Furniture and fixtures | 7 years | 22,658 |
| Computer hardware | 5 years | 5,621 |
|  |  | 58,331 |
| Less: Accumulated depreciation |  | 17,650 |
| Net property & equipment |  | $ 40,681 |

## KBD SECURITIES, LLC
## NOTES TO STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2002

### Note C – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of $275,253, which was $270,253 in excess of its required net capital of $5,000. The Partnership's net capital ratio was 0.0966 to 1.

### Note D – Income Tax

No Federal, state or local income taxes have been provided on the profits of the Company because the Members are individually liable for the taxes on their share of the Company's income or loss.

### Note E - Related Party Transactions

Substantially all of the Company's revenues are generated through transactions for its affiliate, Kinetics Asset Management, Inc. ("KAM").

The Company entered into a two-year lease agreement with KAM, whereby the Company subleases office space from KAM and reimburses KAM for 10% of the total monthly rent charged by the owner of the building. The lease agreement expires March 31, 2003.

### Note F – Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107. "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.



**ALPERIN, NEBBIA**
**& ASSOCIATES, CPA, PA**

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

KBD Securities, LLC

Dear Sirs:

In planning and performing our audit of the financial statements of KBD Securities, LLC (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(a)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies, procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, the size of the Company and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. This condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ended December 31, 2002, and this report does not affect our report thereon dated February 24, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph and of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

*Alperin, Nebbia & Associates, CPA, PA*

ALPERIN, NEBBIA & ASSOCIATES, CPA. PA

Fairfield, New Jersey
February 24, 2003

6

